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FEB 28 2022

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SEC FILE NUMBER
8-65803

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Billow Butler & Company, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 W Wacker Dr, #1575
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darrell Butler (Name) | (312) 559-1904 (Area Code – Telephone Number) | dmbutler@billowbutler.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W. Wacker Dr, 6th Floor (Address) | Chicago (City) | Illinois (State) | 60606 (Zip Code)

12/17/2009 (Date of Registration with PCAOB)(if applicable) | 3968 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

BILLOW BUTLER & COMPANY, L.L.C.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Darrell M Butler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Billow Butler & Company, L.L.C. ______________________, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MATTHEW BLAKEY
Notary Public - Arizona
Maricopa County
Commission # 580808
My Comm. Expires May 4, 2024

Signature: ______________________

Title:
President

02/04/2022

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FGMK
Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Billow Butler & Company, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Billow Butler & Company, L.L.C. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2012.

Chicago, Illinois
January 25, 2022

BILLOW BUTLER & COMPANY, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

ASSETS	
Cash	$ 2,450,628
Property and equipment, net of accumulated depreciation and amortization of $36,894	22,119
Prepaid expenses	115,252
Right of use asset	158,646
Security deposit	58,000
	$ 2,804,645

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 175,344
Contract liability	83,333
Lease liability	182,027
	440,704
MEMBERS' EQUITY	2,363,941
	$ 2,804,645

The accompanying notes are an integral part of this statement.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Billow Butler & Company, L.L.C. (the "Company"), a boutique investment bank, serves business owners in connection with the sale of their companies and provides other merger and acquisition ("M&A") activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers located throughout the United States for which the estimated sale price will exceed $10 million. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). In addition, the Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer.

Accounting Policies. The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits.

Fees Receivable and Allowances for Uncollectible Accounts. Fees receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2021.

Revenue Recognition. The Company recognizes revenue under FASB Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods of services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

<u>*Significant Judgements.*</u> Revenue from contracts with customers includes commission income and fees from investment banking advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate fees where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE FINANCIAL STATEMENT

Our principal sources of revenue are derived from investment banking advisory services. The following is a description of the principal activities, separated by reportable segments, from which the Company generates its revenue.

Success Fees. Success fees are earned in accordance with the terms of the executed agreement, typically either a fixed dollar amount or percentage of the purchase price upon closing of the transaction. Revenue is recognized as these events are completed. In some cases, revenue is collected for payments received by clients after closing subject to certain tests or thresholds.

Retainer Fees. Upon execution of the engagement agreement, there is a Retainer Fee component that includes a contractual obligation by the Company to perform the following functions ("Milestones"):

Preparation of Marketing Materials
Marketing the Business
Negotiating a Transaction

Each Milestone represents approximately one-third (1/3) of the time involved in the transaction and, therefore, the Company recognizes its Retainer Fee in three equal parts. When each Milestone is completed, the Company has met its performance obligation, and therefore has earned that portion of the Retainer Fee.

Valuation Fees. Valuation fees are earned in conjunction with the issuance of either a draft, or final, report as dictated by the contract. As such, the Fee is earned upon meeting the performance obligation. Valuation Fee revenue is recognized at that time.

Reimbursable Expenses. The Company categorizes revenue related to expenses made on behalf of clients and reimbursable by clients as Reimbursable Expenses.

Contract Liability. The Company records a contract liability when the Company receives payment in advance of satisfying its performance obligation and recognizing revenue.

Property and Equipment. Property and equipment are recorded at cost, net of accumulated depreciation and amortization, and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease term, if shorter.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE FINANCIAL STATEMENT

Income Taxes. The Company, with the consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of the limited liability company are responsible for Federal income taxes on their allocation of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. During 2021, the Company elected to record and pay state income taxes based on the Company's taxable income that were previously the responsibility of the members. The Company may also be subject to certain other state and local taxes. The Company may make distributions to its members in 2022 in connection with the members' respective income tax liabilities incurred for 2021 as a result of the Company's partnership income tax status.

Due to Member. At times, members pay certain expenses on behalf of the Company. No formal repayment agreement exists between the Company and the members. There were no amounts due to members as of December 31, 2021.

Leases. The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in one non-cancelable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future remaining lease payments. The discount rate used by the Company is its estimated incremental borrowing rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space with initial non-cancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease contains a renewal option for five years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Paycheck Protection Program. In 2021, the Company applied for and received funding of $122,352 from a Paycheck Protection Program 2 ("PPP2") loan through the Small Business Administration ("SBA") that was made available under the Covid-related Tax Relief Act, passed by Congress on December 27, 2020 in response to the ongoing COVID-19 pandemic. The Company's PPP2 loan forgiveness application was approved on November 11, 2021.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a rate of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $2,168,570, which was $2,149,766 in excess of its required net capital of $18,804. The Company's aggregate indebtedness to net capital ratio was .13 to 1.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE FINANCIAL STATEMENT

NOTE 3 – LEASE COMMITMENTS

The Company leases office space at 225 W. Wacker Drive in Chicago, Illinois. The lease is a non-cancelable operating lease that requires monthly payments of $6,318 to $7,237 through August of 2024. It also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis. The lease requires escalating rent payments over the life of the lease.

Other information related to leases as of December 31, 2021 was as follows:

Weighted average remaining lease term:	
Operating leases	2.67 years
Weighted average discount rate:	
Operating leases	5%

Future minimum lease payments under this lease as of December 31, 2021, are as follows:

Year Ending December 31	Amount
2022	$ 81,320
2023	83,558
2024	56,920
Total undiscounted lease payments	221,798
Less imputed interest	(39,771)
Total lease liabilities	$ 182,027

NOTE 4 – PROFIT SHARING PLAN

The Company sponsors a retirement plan, Billow Butler & Company, L.L.C. Retirement Plan (the "Plan"), for the benefit of all eligible employees as defined in the Plan agreement. Any Company profit sharing contribution is discretionary. For the year ended December 31, 2021, the Company accrued a contribution of $13,000, which is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The ongoing operations of the Company are economically dependent on its ability to enter into new contracts with other parties.

NOTE 6 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.